Exhibit 21.1

SUBSIDIARIES OF REGISTRANT

NAME OF SUBSIDIARY	COUNTRY OF ORGANIZATION

Lazard International Holdings, Inc.	U.S.
Lazard Frères & Co. LLC	U.S.
Lazard Asset Management LLC	U.S.
Lazard & Co., Holdings Limited	United Kingdom
Lazard & Co., Limited	United Kingdom
Lazard & Co., Services Limited	United Kingdom
Compagnie Financière Lazard Frères SAS	France
Lazard Frères Gestion SAS	France
Lazard Frères Banque SA	France
Maison Lazard SAS Lazard Growth Acquisition Corp. I	France Cayman Islands